

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE



WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS FEBRUARY 2005 SALES

Mexico City, March 9, 2005

Wal-Mart de Mexico, S.A. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of February 2005, sales were $10,825 million pesos. This figure represents an 11.3% increase over sales reported the same month last year, and a 6.8% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 4.2%, and a decrease of 0.1% in real terms compared to the same month of 2004.

Real Growth

	February		January - February	
	2005	2004	2005	2004
Total sales growth (%)	6.8	15.3	10.1	13.4
Comparable sales growth (%)	- 0.1	8.6	3.4	6.6

Considering the four-week period from January 29 to February 25, 2005 that compares with the four-week period ending February 27, 2004, sales growth was as follows:

Real Growth

	4 weeks		8 weeks	
	2005	2004	2005	2004
Total sales growth (%)	12.7	9.1	12.5	10.2
Comparable sales growth (%)	5.5	2.8	5.6	3.6

Openings during the month of February:

We opened one Bodega Aurrera in Merida, Yucatan.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 695 units, broken down as follows:

- 61 Sam's Clubs
- 163 Bodegas Aurrera
- 89 Wal*Mart Supercenters
- 48 Superamas
- 50 Suburbias
- 284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.suburbia.com.mx
www.sams.com.mx
www.vips.com.mx
www.superama.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

WAL★MART
MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE
CINCO AÑOS


WALMEX

WAL-MART DE MEXICO REMINDS ITS SHAREHOLDERS ABOUT THE CALENDAR FOR CASH OR STOCK 2005 DIVIDEND PAYMENT

Mexico City, March 11, 2005

Wal-Mart de Mexico, S.A de C.V. (WALMEX), recalls to its shareholders about relevant dates to be considered regarding the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment in cash, Mx$ 0.63 per share, or in stock.

March 15, 2005: Calculation day of the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. Such factor will be communicated through EMISNET (Mexican Stock Exchange electronic information system) that very same day at the afternoon.

March 29, 2005: WALMEX stock traded that day in the Mexican Stock Exchange shall be settled in 24 hours, instead of 48 hours.

March 30, 2005: Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.

April 1, 2005: Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, in any of the following directions:

- Av. Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- Av. Jose Vasconcelos 101 Oriente, planta baja, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon.
- Av. Vallarta 1440, Sotano, Colonia Americana, 44160 Guadalajara, Jalisco.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 695 units, broken down as follows:

163	Bodegas Aurrera
61	Sam's Clubs
89	Wal-Mart Supercenters
48	Superamas
50	Suburbias
284	Restaurants, including 16 franchises

Claves de Cotización:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx	www.suburbia.com.mx
www.sams.com.mx	www.vips.com.mx
www.superama.com.mx	www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE


WALMEX

WAL-MART DE MEXICO REVEALS THE FACTOR FOR CALCULATING DIVIDEND PAYMENT IN STOCK

Mexico City, March 15, 2005

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public the factor for calculating the number of shares that will be given to those shareholders who request their dividend payment in stock. This is in keeping with the agreement that took place during Walmex's Shareholders' Meeting in decreeing that shareholders could opt for dividend payment in cash, Mx$ 0.63 per share, or in stock.

Considering today's closing price for WALMEX Series V shares of **Mx$ 39.55,** those shareholders that want to receive their dividend payment in stock will receive one share in stock for every **62.78** shares they possess.

The following are the relevant dates for said dividend payment:

March 30, 2005: Deadline for shareholders to inform the institutions where they have their shares deposited of their choice for dividend payment, either in cash or in stock. Those shareholders who do not inform of their choice shall receive a cash payment. Those shareholders who physically maintain their shares must communicate their decision to Bancomer, S.A., Fiduciary Division, Avenida Universidad 1200, Colonia Xoco, 03339 Mexico D.F.

April 1, 2005: Dividend payment date, which shall take place at Bancomer, S.A., Fiduciary Division, in whatsoever following directions:

- Av. Universidad 1200, Colonia Xoco, 03339 Mexico D.F.
- Av. Jose Vasconcelos 101 Oriente, planta baja, Col. San Agustin, San Pedro Garza Garcia, Nuevo Leon.
- Av. Vallarta 1440, Sotano, Colonia Americana, 44160 Guadalajara, Jalisco.

Note: WALMEX stock traded during March 29, 2005 in the Mexican Stock Exchange shall be settled in 24 hours, instead of 48 hours.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 695 units, broken down as follows:

163 Bodegas Aurrera
61 Sam's Clubs
89 Wal-Mart Supercenters
48 Superamas
50 Suburbias
284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx www.suburbia.com.mx
www.sams.com.mx www.vips.com.mx
www.superama.com.mx www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

WAL★MART
MEXICO


EMPRESA
SOCIALMENTE
RESPONSABLE
CINCO AÑOS


WALMEX

Free translation, not to the letter

WAL-MART MEXICO INFORMS THE RESULT OF DIVIDEND PAYMENT

Mexico City, April 1st, 2005

Wal-Mart de Mexico, S.A de C.V. (WALMEX), informs to shareholders and general public of the resulting payment of dividends that took place today, as per the agreement reached during the recent Shareholders' meeting held on February 24th. At said meeting, the decision reached was to allow each shareholder to opt for cash payment of $0.63 per share held, or to receive the payment in stock at a rate of one share for every 62.78 shares already owned.

In keeping with this, the owners of 3,455,747,019 shares expressed their decision to receive their dividend in stock, thus they will receive 55,045,303 Series V shares in stock.

In addition, as of March 31, 2005, the company has repurchased 3,950,000 shares.

As a result, the total number of shares outstanding as of today amounts to 4,419,770,035 Series V shares in stock, thus representing the total capital stock for Wal-Mart de Mexico, S.A. de C.V.

Therefore, and pursuant to the ninth point in the agenda during the abovementioned Shareholders' Assembly, 82,567,951 shares that were neither subscribed nor delivered to shareholders are cancelled, as well as the proportional part of the increase in capital stock decreed during said Assembly meeting, thus complying with the payment of this dividend.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 696 units, broken down as follows:

- 163 Bodegas Aurrera
- 62 Sam's Clubs
- 89 Wal-Mart Supercenters
- 48 Superamas
- 50 Suburbias
- 284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About Company:

Corporate Affairs: Raul Argüelles Diaz Gonzalez, raul.arguelles@wal-mart.com, TEL. 52 83 97 41
Investor Relations: Mariana Rodriguez de Garcia, m.rodriguez@wal-mart.com, TEL. 52 83 02 89

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 17, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	-	4,506,287,986
17/03/2005	01363	BUY	500	39.60	19,800	ACCIV	STOCK		500	4,506,287,486
17/03/2005	01364	BUY	38,400	39.70	1,524,480	ACCIV	STOCK		38,900	4,506,249,086
17/03/2005	01365	BUY	70,000	39.80	2,786,000	ACCIV	STOCK		108,900	4,506,179,086
17/03/2005	01366	BUY	27,900	39.90	1,113,210	ACCIV	STOCK		136,800	4,506,151,186
17/03/2005	01367	BUY	45,000	39.99	1,799,550	ACCIV	STOCK		181,800	4,506,106,186
17/03/2005	01368	BUY	118,200	40.00	4,728,000	ACCIV	STOCK		300,000	4,505,987,986
17/03/2005	01369	BUY	20,000	40.02	800,400	ACCIV	STOCK		320,000	4,505,967,986
17/03/2005	01370	BUY	30,000	40.05	1,201,500	ACCIV	STOCK		350,000	4,505,937,986
17/03/2005	01371	BUY	5,000	40.07	200,350	ACCIV	STOCK		355,000	4,505,932,986
17/03/2005	01372	BUY	15,700	40.08	629,256	ACCIV	STOCK		370,700	4,505,917,286
17/03/2005	01373	BUY	54,300	40.09	2,176,887	ACCIV	STOCK		425,000	4,505,862,986
17/03/2005	01374	BUY	25,000	40.10	1,002,500	ACCIV	STOCK		450,000	4,505,837,986
17/03/2005	01375	BUY	50,000	40.15	2,007,500	ACCIV	STOCK		500,000	4,505,787,986
17/03/2005	01376	BUY	100,000	40.20	4,020,000	ACCIV	STOCK		600,000	4,505,687,986
17/03/2005	01377	BUY	20,000	40.26	805,200	ACCIV	STOCK		620,000	4,505,667,986
17/03/2005	01378	BUY	15,200	40.27	612,104	ACCIV	STOCK		635,200	4,505,652,786
17/03/2005	01379	BUY	14,800	40.28	596,144	ACCIV	STOCK		650,000	4,505,637,986
17/03/2005	01380	BUY	50,000	40.34	2,017,000	ACCIV	STOCK		700,000	4,505,587,986
								As of current report	700,000	4,505,587,986

Shareholders' equity amount	0
Capital stock amount	28,039,881

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
6,000,000,000	5,971,960,119

Issuer's Comments

In ordinary Shareholders' meeting celebrated at February 24, 2005, was authorized, among other resolutions, a maximum amount to be used in 2005 to repurchase the Company's own shares of $6.000.000.000. as cancellation of 105.254.300 series "V" shares derived from the repurchase of the Company's own shares.

At the same time, was declared a dividend, which Shareholders may receive payment either in cash or in Company shares. Therefore, 137,613,254 common ordinary shares were issued to be used solely for payment of the stock dividend once it was elected by every shareholder. At April 1st, 2005 once dividend was paid, the shares that are not subscribed and delivered to the Shareholders, shall be canceled.

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 18, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	700,000	4,505,587,986
18/03/2005	01381	BUY	40,000	39.70	1,588,000	ACCIV	STOCK		740,000	4,505,547,986
18/03/2005	01382	BUY	50,000	39.84	1,992,000	ACCIV	STOCK		790,000	4,505,497,986
18/03/2005	01383	BUY	4,500	39.85	179,325	ACCIV	STOCK		794,500	4,505,493,486
18/03/2005	01384	BUY	2,500	39.89	99,725	ACCIV	STOCK		797,000	4,505,490,986
18/03/2005	01385	BUY	73,100	39.90	2,916,690	ACCIV	STOCK		870,100	4,505,417,886
18/03/2005	01386	BUY	4,000	39.95	159,800	ACCIV	STOCK		874,100	4,505,413,886
18/03/2005	01387	BUY	48,500	39.99	1,939,515	ACCIV	STOCK		922,600	4,505,365,386
18/03/2005	01388	BUY	227,400	40.00	9,096,000	ACCIV	STOCK		1,150,000	4,505,137,986
18/03/2005	01389	BUY	50,000	40.10	2,005,000	ACCIV	STOCK		1,200,000	4,505,087,986
								As of current report	1,200,000	4,505,087,986

Shareholders' equity amount	0
Capital stock amount	19,976,055

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,971,960,119	5,951,984,064

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 23, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	1,200,000	4,505,087,986
22/03/2005	01390	BUY	30,000	39.70	1,191,000	ACCIV	STOCK		1,230,000	4,505,057,986
22/03/2005	01391	BUY	10,000	39.75	397,500	ACCIV	STOCK		1,240,000	4,505,047,986
22/03/2005	01392	BUY	20,000	39.80	796,000	ACCIV	STOCK		1,260,000	4,505,027,986
22/03/2005	01393	BUY	150,000	39.90	5,985,000	ACCIV	STOCK		1,410,000	4,504,877,986
22/03/2005	01394	BUY	50,000	39.95	1,997,500	ACCIV	STOCK		1,460,000	4,504,827,986
22/03/2005	01395	BUY	400	39.98	15,992	ACCIV	STOCK		1,460,400	4,504,827,586
22/03/2005	01396	BUY	10,000	39.99	399,900	ACCIV	STOCK		1,470,400	4,504,817,586
22/03/2005	01397	BUY	109,600	40.00	4,384,000	ACCIV	STOCK		1,580,000	4,504,707,986
22/03/2005	01398	BUY	20,000	40.01	800,200	ACCIV	STOCK		1,600,000	4,504,687,986
								As of current report	1,600,000	4,504,687,986

Shareholders' equity amount	0
Capital stock amount	15,967,092

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,951,984,064	5,936,016,972

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 28, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	1,600,000	4,504,687,986
23/03/2005	01399	BUY	100,000	39.52	3,952,000	ACCIV	STOCK		1,700,000	4,504,587,986
23/03/2005	01400	BUY	90,100	39.80	3,585,980	ACCIV	STOCK		1,790,100	4,504,497,886
23/03/2005	01401	BUY	50,000	39.85	1,992,500	ACCIV	STOCK		1,840,100	4,504,447,886
23/03/2005	01402	BUY	109,900	39.90	4,385,010	ACCIV	STOCK		1,950,000	4,504,337,986
								As of current report	1,950,000	4,504,337,986

Shareholders' equity amount	0
Capital stock amount	13,915,490

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,936,016,972	5,922,101,482

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 28, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	1,950,000	4,504,337,986
28/03/2005	01403	BUY	25,000	40.10	1,002,500	ACCIV	STOCK		1,975,000	4,504,312,986
28/03/2005	01404	BUY	51,800	40.15	2,079,770	ACCIV	STOCK		2,026,800	4,504,261,186
28/03/2005	01405	BUY	11,500	40.18	462,070	ACCIV	STOCK		2,038,300	4,504,249,686
28/03/2005	01406	BUY	131,700	40.20	5,294,340	ACCIV	STOCK		2,170,000	4,504,117,986
28/03/2005	01407	BUY	4,500	40.28	181,260	ACCIV	STOCK		2,174,500	4,504,113,486
28/03/2005	01408	BUY	167,800	40.30	6,762,340	ACCIV	STOCK		2,342,300	4,503,945,686
28/03/2005	01409	BUY	100,900	40.35	4,071,315	ACCIV	STOCK		2,443,200	4,503,844,786
28/03/2005	01410	BUY	156,800	40.40	6,334,720	ACCIV	STOCK		2,600,000	4,503,687,986
28/03/2005	01411	BUY	50,000	40.50	2,025,000	ACCIV	STOCK		2,650,000	4,503,637,986
								As of current report	2,650,000	4,503,637,986

Shareholders' equity amount	0
Capital stock amount	28,213,315

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,922,101,482	5,893,888,167

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 29, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	2,650,000	4,503,637,986
29/03/2005	01412	BUY	25,000	39.30	982,500	ACCIV	STOCK		2,675,000	4,503,612,986
29/03/2005	01413	BUY	75,000	39.50	2,962,500	ACCIV	STOCK		2,750,000	4,503,537,986
29/03/2005	01414	BUY	10,000	39.65	396,500	ACCIV	STOCK		2,760,000	4,503,527,986
29/03/2005	01415	BUY	7,000	39.69	277,830	ACCIV	STOCK		2,767,000	4,503,520,986
29/03/2005	01416	BUY	60,100	39.70	2,385,970	ACCIV	STOCK		2,827,100	4,503,460,886
29/03/2005	01417	BUY	19,000	39.78	755,820	ACCIV	STOCK		2,846,100	4,503,441,886
29/03/2005	01418	BUY	72,800	39.80	2,897,440	ACCIV	STOCK		2,918,900	4,503,369,086
29/03/2005	01419	BUY	31,100	39.90	1,240,890	ACCIV	STOCK		2,950,000	4,503,337,986
29/03/2005	01420	BUY	200,000	40.10	8,020,000	ACCIV	STOCK		3,150,000	4,503,137,986
								As of current report	3,150,000	4,503,137,986

Shareholders' equity amount	0
Capital stock amount	19,919,450

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,893,888,167	5,873,968,717

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 30, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	3,150,000	4,503,137,986
30/03/2005	01421	BUY	25,000	38.90	972,500	ACCIV	STOCK		3,175,000	4,503,112,986
30/03/2005	01422	BUY	20,100	38.95	782,895	ACCIV	STOCK		3,195,100	4,503,092,886
30/03/2005	01423	BUY	10,200	38.99	397,698	ACCIV	STOCK		3,205,300	4,503,082,686
30/03/2005	01424	BUY	119,700	39.00	4,668,300	ACCIV	STOCK		3,325,000	4,502,962,986
30/03/2005	01425	BUY	45,000	39.05	1,757,250	ACCIV	STOCK		3,370,000	4,502,917,986
30/03/2005	01426	BUY	25,000	39.07	976,750	ACCIV	STOCK		3,395,000	4,502,892,986
30/03/2005	01427	BUY	20,000	39.09	781,800	ACCIV	STOCK		3,415,000	4,502,872,986
30/03/2005	01428	BUY	85,000	39.10	3,323,500	ACCIV	STOCK		3,500,000	4,502,787,986
30/03/2005	01429	BUY	25,000	39.15	978,750	ACCIV	STOCK		3,525,000	4,502,762,986
30/03/2005	01430	BUY	25,000	39.20	980,000	ACCIV	STOCK		3,550,000	4,502,737,986
								As of current report	3,550,000	4,502,737,986

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

Shareholders' equity amount	0
Capital stock amount	15,619,443

RESOURCES AVAILABLE

As of last report	As of current report
5,873,968,717	5,858,349,274

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MARCH 31, 2005

COMPANY NAME: WAL - MART DE MEXICO, S.A. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	3,550,000	4,502,737,986
31/03/2005	01431	BUY	400	39.06	15,624	ACCIV	STOCK		3,550,400	4,502,737,586
31/03/2005	01432	BUY	15,400	39.12	602,448	ACCIV	STOCK		3,565,800	4,502,722,186
31/03/2005	01433	BUY	9,000	39.18	352,620	ACCIV	STOCK		3,574,800	4,502,713,186
31/03/2005	01434	BUY	68,800	39.19	2,696,272	ACCIV	STOCK		3,643,600	4,502,644,386
31/03/2005	01435	BUY	184,200	39.20	7,220,640	ACCIV	STOCK		3,827,800	4,502,460,186
31/03/2005	01436	BUY	5,000	39.21	196,050	ACCIV	STOCK		3,832,800	4,502,455,186
31/03/2005	01437	BUY	27,000	39.24	1,059,480	ACCIV	STOCK		3,859,800	4,502,428,186
31/03/2005	01438	BUY	40,200	39.25	1,577,850	ACCIV	STOCK		3,900,000	4,502,387,986
31/03/2005	01439	BUY	50,000	39.30	1,965,000	ACCIV	STOCK		3,950,000	4,502,337,986
								As of current report	3,950,000	4,502,337,986

Shareholders' equity amount	0
Capital stock amount	15,685,984

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
5,858,349,274	5,842,663,290

Issuer's Comments